Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2010	2009	2008	2010	2009

Earnings: (1)
Net income (2)	$116,245	$107,428	$111,136	$71,611	$62,794
Income taxes	67,259	59,244	67,560	43,358	35,343
Fixed Charges (See below) (3)	82,001	80,107	80,611	40,780	38,886
Total adjusted earnings	$265,505	$246,779	$259,307	$155,749	$137,023
Fixed charges: (3)
Total interest expense	$81,130	$79,203	$79,877	$40,642	$38,715
Interest component of rents	871	904	734	138	171
Total fixed charges	$82,001	$80,107	$80,611	$40,780	$38,886

Ratio of earnings to fixed charges	3.2	3.1	3.2	3.8	3.5

(1)  For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges and less preferred stock dividends of a consolidated subsidiary.

(2)  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

(3)  Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.